EXHIBIT 2

Buenos Aires, May 20, 2016

Messrs.

NATIONAL SECURITIES

COMMISSION

BUENOS AIRES

STOCK EXCHANGE

Re: Relevant Fact. Board of Directors Meeting.  – Announcement of a mandatory tender offer and a voluntary exchange offer - Ordinary and Extraordinary General Shareholders Meeting to be held on June 22, 2016.

Dear Sirs:

I am writing to the National Securities Commission and the Buenos Aires Stock Exchange in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) in connection with the relevant facts submitted on April 2, April 8, May 2, May 12 and May 13, 2016. We are pleased to inform that the Board of Directors of the Company has decided on this date to launch a mandatory tender offer and a voluntary exchange offer (the “Offer”), directed to all shareholders in possession of Class “B” common shares, capital and voting stock with a nominal value of one Argentine peso (AR$1) each and one vote per share, currently issued and in circulation of Petrobras Argentina S.A. (“Petrobras Argentina”), subject to the fulfillment of (i) certain conditions mentioned in the abovementioned relevant facts in relation to the indirect acquisition of 67.1933% of the capital stock and votes of Petrobras Argentina S.A. the (“Transaction”), and (ii) certain conditions described in the announcement of the Offer to be published simultaneously with this Relevant Fact (the “Announcement”).

The Offer will include: (i) a mandatory tender offer, mandatory for Pampa only in the event that the Transaction is closed (the “Cash Offering”) and (ii) a voluntary exchange tender offer of the shares of Petrobras Argentina for Pampa’s shares (the “Exchange Offer”, and together with the Cash Offering, the “Offers”) in accordance with the terms and conditions described in the Announcement.

Likewise, the Board of Directors has approved to hold an Ordinary and Extraordinary General Shareholders’ Meeting to consider, among other things, a capital increase for up to AR$320,000,000, that will represent 15.87% of the Company’s capital stock after the capital increase is effected and the issuance of shares of Pampa for purposes of the Exchange Offer as well as the suspension of the preferred subscription rights and the amendment of the Company’s corporate purpose. It is noted that the number of shares that the Company will issue for purposes of the Exchange Offer could be reduced depending on the number of Petrobras Argentina shareholders elect (i) to participate in the Cash Offering or (ii) not to participate in either of the Offers. This Ordinary and Extraordinary General Shareholders Meeting will be held on June 22, 2016, at 11:00 a.m. on first call and, in the event that the legally required quorum is not reached on first call, at 12:00 p.m. on second call only with respect to the General Ordinary Shareholders’ Meeting at the registered office, located at Ortiz de Ocampo 3302, Building 4, Ground Floor, Buenos Aires.

Very truly yours,

Gerardo Paz

Head of Market Relations